Via Facsimile and U.S. Mail
Mail Stop 6010

April 14, 2006

Joshua S. Boger
Chief Executive Officer
Vertex Pharmaceuticals Incorporated
130 Waverly Street
Cambridge, Massachusetts 02139-4242

Re: Vertex Pharmaceuticals Incorporated
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File No. 000-19319

Dear Mr. Boger:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes To Consolidated Financial Statements, page F-7

B. Accounting Policies, page F-7

Revenue Recognition, page F-11

1. We have the following comments regarding your revenue recognition policy related to substantive milestone payments that are reasonably assured:

   a. When you have evidence of fair value for your remaining obligations, please clarify for us why it is appropriate to then recognize that payment as earned. In this regard, it is unclear whether you consider the milestone payment and the remaining obligations to be separate units of accounting. If so, it is unclear whether the portion of the payment attributable to the remaining obligations should instead be deferred and recognized upon the satisfaction of the obligations.

b. When you do not have fair value for your remaining obligations, please clarify for us why it is appropriate to recognize the payments over the period of performance. In this regard, it is unclear whether you consider the substantive milestone payments and the remaining obligations as a single unit of accounting. If so, it is unclear whether all the obligations are satisfied over a period of time or if the payment should instead be deferred until the satisfaction of all obligations.

c. To the extent that your policy is not appropriate, please provide us proposed revisions to the policy and tell us whether those revisions would have had a material impact on previously reported financial condition or results of operations.

K. Convertible Subordinated Notes, page F-24

2. When you issued shares to holders of your notes in exchange for those notes, please tell us why it was appropriate to calculate the loss on extinguishment based on the incremental shares issued over the number that would have previously been issued upon conversion of the notes under the original terms. In so doing, please refer to paragraphs 3(c), 20 and 21 of APB 26 and explain why you did not calculate the loss based on the excess of the fair value of the shares issued over the carrying amounts of the notes.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Oscar Young, Senior Accountant, at (202) 551-3622 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant